UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2024

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer deliveries increased 13% in 2023 and backlog reached US$18.7 billion, a US$1.2 billion growth

•	Executive Aviation posted the largest delivery volume in 7 years
•	C-390 was selected by South Korea, which reinforced sales momentum
•	E2 deliveries more than doubled to 39 jets in 2023
•	Executive and Commercial Aviation book-to-bill in excess of 1:1
•	Services & Support backlog reached US$3.1 billion - the highest ever recorded

São José dos Campos – SP, January 30, 2024 – Embraer (NYSE: ERJ; B3: EMBR3) delivered 75 aircraft in 4Q23, with 49 executive jets (30 light and 19 medium), 25 commercial jets and 1 military C-390 jet. In 2023, Embraer supplied 181 aircraft, an increase of 13% compared to 2022 when the company delivered 160. The company continues to face supply chain delays which have affected 2023 deliveries.

Deliveries by Segment	4Q22	4Q23	2022	2023	2023 Guidance
Executive Aviation	**50**	**49**	**102**	**115**	**120-130**
Phenom 100	2	6	7	11	
Phenom 300	31	24	59	63	
Light Jets	**33**	**30**	**66**	**74**	
Praetor 500	6	10	15	20	
Praetor 600	11	9	21	21	
Medium Jets	**17**	**19**	**36**	**41**	
Defense & Security	-	**1**	**1**	**2**	
C-390	-	1	1	2	
Commercial Aviation	**30**	**25**	**57**	**64**	**65-70**
E195-E2	12	17	18	38	
E190-E2	1	1	1	1	
E175	14	7	35	25	
E190	3	-	3	-	
Total	**80**	**75**	**160**	**181**	**185-200***

*Excludes C-390 deliveries

The company’s backlog rose by US$1.2 billion YoY, reaching a total of US$18.7 billion in 2023 - the highest number recorded since 1Q18.

Executive Aviation continued its sales momentum with sustained demand across its entire product portfolio and strong customer acceptance in both retail and fleet markets. The business unit ended the year with a book-to-bill in excess of 1.3:1 and a US$4.3 billion backlog, a US$400 million growth YoY. The 74 deliveries of light jets in 2023 were 12% higher YoY and the largest volume in 7 years. Moreover, the 41 deliveries of medium jets also posted double-digit annual growth at 14%.

In Defense & Security, South Korea was in the spotlight with the victory of the C-390 Millennium in the Large Transport Aircraft (LTA) II public tender to provide the new military transport aircraft. The country is the C-390 Millennium’s first customer in Asia. Furthermore, late last year, the first NATO-configured KC-390 Millenium entered into service for the Portuguese Air Force.

The aircraft was also selected by Austria and Czech Republic in 2023, and by the Netherlands in 2022. Negotiations about the 11 aircraft have not yet been incorporated into Embraer Defense & Security's backlog, which represents a significant potential for the coming quarters. In 4Q23, the business’ unit backlog is US$2.5 billion, a US$100 million growth YoY.

In Commercial Aviation, E-Jets family deliveries increased 12% YoY from 57 jets in 2022 to 64 in 2023, supported by a book-to-bill in excess of 1.1:1. The highlight was the E2 group whose deliveries more than doubled from 19 aircraft in 2022 to 39 in 2023. The business unit backlog reached 298 aircraft in 4Q23 for a total of US$8.8 billion, a US$200 million growth YoY.

Porter Airlines exercised its purchase rights and placed a firm order for 25 Embraer E195-E2 passenger jets, adding to their existing 50 aircraft firm orders. The Canadian airline now has a total of 46 firm orders to be delivered and 25 remaining purchase rights. Furthermore, the backlog now includes 4 E175s previously signed by American Airlines and 2 additional aircraft ordered in December.

Services & Support ended 2023 with a backlog of US$3.1 billion, a US$400 million growth YoY - the highest level ever recorded. The backlog includes renewed contracts of integrated logistical support services and comprehensive airframe maintenance programs, such as the Pool Program for Commercial Aviation and Embraer Executive Care for Executive Aviation. These long-term contracts in the backlog cover mainly pool contracts and other services as spare parts, repair, maintenance, and technical services.

The growth momentum in the business unit accelerated further when it announced a deal which has doubled its maintenance service capacity for executive jets in the United States. The expansion will support the continued growth of its customer base through the addition of 3 Executive Aviation Maintenance, Repair and Overhaul (MRO) facilities in Dallas Love Field, TX, Cleveland, OH, and Sanford, FL.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2024

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations